Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
March 27, 2017
Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
This letter responds on the Registrant’s behalf to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Principal Morley Securitized Debt Index ETF (the “Morley ETF”), which you communicated to Britney Schnathorst and me by telephone on October 6, 2016 and in a follow up conversation on October 26, 2016. The Registrant filed the Amendment with the Morley ETF disclosures with the SEC on August 18, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant then extended the effectiveness date of the Morley ETF using 485BXT filings. Because the Morley ETF has changed its name to the Principal Morley Short Duration Index ETF, the Registrant will file a post-effective amendment with the SEC pursuant to Rule 485(a) under the 1933 Act (Amendment No. 34), and such amendment will make changes in response to Staff comments as described below and in similar correspondence with the Staff with respect to the Registrant’s other ETFs.
Comment 1. Consistent with the Staff's comments with respect to the Registrant's other index ETFs, please disclose in the principal investment strategies that: (i) Principal expects the index provider will consult with Principal regarding changes to the index methodology; (ii) the index provider uses its discretion to alter and maintain the index; and (iii) Principal retains certain intellectual property rights to the initial methodology for the index.
Response: The Registrant respectfully submits that the agreement with the index provider for this Fund differs from the Registrant’s other index funds, and therefore, this comment is inapplicable to this Fund.
Comment 2. Please include in the Fund Summary information from the Underlying Index section to the extent such information is relevant to the Fund’s Principal Investment Strategies. Include how components are included and excluded, how components are weighted, information about the rebalancing and reconstitution process, and the number (or range) of constituents in the Index.
Response: The Registrant will revise the Fund Summary as needed to include information about how components are included and excluded, how components are weighted, and the rebalancing and reconstitution process. The Registrant will revise the Underlying Index section to include the number of index constituents.
Comment 3. Please confirm in correspondence that to the extent the ETF invests in below-investment grade CMBS, such investments will be less than 15% of the ETF’s assets.
Response: Confirmed.
Comment 4. Please consider revising the real estate securities risk to disclose risks specifically associated with investing in commercial real estate.
Response: The Registrant respectfully submits that the current real estate securities risk is sufficiently broad to encompass the principal risks of investing in commercial real estate.

Comment 5. Please revise the securitized products risk to state that CMBS may react differently to changes in interest rates than other bonds.
Response: The Registrant will add the requested disclosure to the Industry Concentration Risk.
Comment 6. Please use a broad-based index as the benchmark for the Fund.
Response: The Registrant respectfully submits that the Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993). In the case of the Fund, the Index is uniquely relevant to investors because the Fund's objective is to provide investment results that closely correspond to the Index.
Nonetheless, considering this comment in conjunction with a review of the explicit instructions in Form N-1A, the Registrant expects to include an additional broad-based index to future registration statements for the Fund when disclosing historical performance in the Average Annual Returns Table.
Comment 7. The Holdings Disclosure section states that the “values of the holdings of the underlying index” are available at principaletfs.com. However, the website provides the fund’s ownership. Please revise the disclosure.
Response: The Registrant will revise the prospectus Holding Disclosure section to state that the Fund's ownership is disclosed on the website.
Please call me at 515-235-9328 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel, Registrant